Mail Stop 4561

January 12, 2009

Mr. John W. Sammon, Jr.
Chairman of Board and President
PAR Technology Corporation
8383 Seneca Turnpike
New Hartford, NY 13413-4991

> **Re: PAR Technology Corporation**
> **Form 10-K For Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-Q For Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 001-0720**

Dear Mr. Sammon:

We have reviewed your response letter filed December 11, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 12, 2008.

Form 10-K For the Year Ended December 31, 2007

Note 2 – Business Acquisitions

1.   We note from your response to prior comment 7 that "the calculations and fair value determinations of the specialists were reviewed by the Company's management to determine if the fair values being ascribed to the identifiable intangible assets acquired were reasonable." Your disclosure states that the intangible asset values were "based on third party valuation." When considered together, these statements suggest that you are attributing the valuations contained in your filing to a third party expert and therefore must comply with the requirements of Securities Act Rule 436. That is, you should disclose the name of

the expert and include a consent as an exhibit to your Form 10-K, which services as a Section 10(a)(3) Securities Act update to an effective registration statement. Please amend your Form 10-K to comply with Rule 436. Refer to Question 141.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations.

Form 10-Q For the Quarterly Period Ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary

2.	We have read your response to prior comment 9. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, in future filings please consider disclosing, within your critical accounting policies discussion, the following:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination

- The valuation methodology used to assess an impairment of goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how you determine fair value and why management selected this method as being the most meaningful for the company in preparing the goodwill impairment analysis.

- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

- How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at
(202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief